SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 31 May 2007
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Federal Court says ACCC acted illegally
Decrease in Telstra Instalment Receipts due to Prepayment
$1.5 billion Next IP™ network brings Australian business to the next dimension
Transcript from Telstra’s media conference – $1.5 billion Next IP™ network brings Australian business to the next dimension
Telstra presentation to the Macquarie Australian Conference, Sydney
Transcript from Telstra presentation to the Macquarie Australian Conference, Sydney

5 April 2007	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Federal Court says ACCC acted illegally
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

5 April 2007	073/2007
Federal Court says ACCC acted illegally
Telstra has renewed a call for the ACCC’s powers to be overhauled after the Federal Court ruled the ACCC acted illegally in issuing a competition notice to Telstra almost a year ago.
Justice Annabelle Bennett quashed the notice, ruling that its issue was invalid and the ACCC had not treated Telstra fairly.
Telstra’s Director of Regulatory Affairs, Tony Warren, said Telstra has long argued that Part XIB of the Trade Practices Act gave the ACCC too much power, and Telstra should be treated like every other company.
“The ACCC tried to argue in this case that it is not subject to the normal laws governing all government agencies and believes it is above the law. The Federal Court has slapped it down,” Dr Warren said.
“The judgement follows the ACCC’s withdrawal of the competition notice last month because it couldn’t support its allegations against Telstra, despite using its coercive information-gathering powers on ten occasions over 16 months,”
“This case demonstrates it’s simply too easy for the ACCC to dash out a competition notice, exposing Telstra to potential fines mounting at $3 million a day, as a form of bureaucratic bullying.
“Competition notices impose substantial costs on Telstra, damaging its brand and reputation. During the course of this case it became clear the ACCC sees them as a relatively cheap and simple way it can bully a company into submission.
“If the ACCC really had serious concerns about the impact of the change to our line rental charges, leading to the competition notice, it had 12 months to bring the matter to court.
“In fact is has been 16 months since the price changes, and there is no evidence of an anticompetitive effect in the market.
“The Government should recognise the lesson from this judgement, and the ACCC should adhere to its obligations to afford procedural fairness in the exercise of its duties.
“When subject to an unfair or improper regulatory attack, Telstra will continue to use appropriate avenues to protect its rights and pursue the interests of shareholders,” Dr Warren said.
Media Contact

Rod Bruem
(02) 9206 0092
0438 288010	See background over page...

Background
The competition notice related to price increases to two Telstra basic network access products – one a wholesale line rental service called Home Access, and the second a retail product called HomeLine Part
The ACCC was briefed on the proposed line rental prices increases for HomeLine Part and in a letter dated 24 October 2005, the Commission consented to them.
Telstra advised the Commission on 28 October 2005 as to the proposed line rental price increases to Home Access. The Commission did not indicate any issues or concerns with the line rental price increases prior to its letter of 30 November 2005 in which it raised concerns regarding the impacts on competition of the two plan increases.
The price increases came into effect in December 2005.
On 1 December Telstra was issued with a notice under s155 of the Trade Practice Act to provide documents in relation to the proposed wholesale increase for Home Access. Telstra was given 24 hrs to comply.
On December 22 Telstra was issued with a Consultation Notice and given until January 27 to provide a written submission in response.
On 13 April 2006 Telstra was issued with a competition notice which raised different concerns to the Consultation Notice, including introducing the new concept of an anticompetitive price squeeze in the low-spend consumer market.
Based on the issuing of the Competition notice, Optus launched legal action against Telstra just four working days later.
On May 1, Telstra launched the Federal Court Challenge to the issuing of the competition notice.
The case was heard by Justice Annabelle Bennett in August 2006.
On 2 March, 2006 – the ACCC revokes the competition notice after issuing a total of 10 coercive orders for information from Telstra in an attempt find evidence to support its claims, but failing.
5 April, 2007. Justice Bennett rules the notices were invalid (not in compliance with Pt XIB and procedural fairness) because they were materially different and so Telstra was not afforded a proper opportunity to make submissions to the ACCC about the matters dealt with in the competition notice.
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at: www.telstra.com.au/abouttelstra/media

17 April 2007	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Decrease in Telstra Instalment Receipts due to Prepayment
Telstra advised that following prepayment of 5,474,944 instalment receipts on 16 April 2007, the total number of instalment receipts (TLSCA) on the register now stands at 4,149,420,351.
Please note that no new Telstra (TLS) securities have been issued.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

26 April 2007	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
$1.5 billion Next IP™ network brings Australian business to the next dimension
In accordance with the listing rules, I attach a copy of an announcement for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Media Release

26 April 2007	088/2007
$1.5 billion Next IP™ network brings Australian business to the next dimension
Telstra today unveiled the largest fully integrated wireline and wireless national Internet Protocol (IP) network in the world – the Telstra Next IP™ network – representing a long-term investment in the future of Australia.
Telstra’s new Next IP™ network, coupled with Telstra’s Next G™ wireless network launched in October 2006, creates a platform that will transform communications for Australian businesses and governments.
Now Telstra’s integrated wireline and wireless network enables Telstra’s vision to deliver a seamless user experience across all devices and platforms with one-command simplicity.
Telstra Chief Executive Officer, Mr Sol Trujillo, said Telstra has invested $1.5 billion to date in the Telstra Next IP™ network to establish the largest business network in Australia, servicing 95 percent of businesses. In addition, there will be further expenditure on migration and enhancements of the network.
The network provides world-class reliability, enhanced security and its IP/MPLS core is 77 times more scalable (up to 92Tbps per node) than the old network with 99.999 per cent reliability.
As an illustration of the network’s capability, when fully scaled up the core of the network could:
▪	transfer the data contents of the Australian National Library in 4.6 seconds; and

▪	connect three billion telephone calls in one second.
Mr Trujillo said that while the network build continued, Telstra’s new Next IP™ network had already been dimensioned to meet current customer demand and could be rapidly scaled up to deliver capacity for next generation business services.
“Today we unveil Telstra’s world-leading national IP network – the Telstra Next IP™ network,” Mr Trujillo said. “The core of the network has been completely rebuilt.
“The Telstra Next IP ™ network is the latest achievement in Telstra’s five year transformation - giving businesses in both metro and regional areas more possibilities, more convenience and more control over their businesses.
“Now Telstra can offer a combination of our Next G™ network and our new Telstra Next IP™ network to eliminate Australia’s business constraints of time, distance and devices.
“The Telstra Next IP™ network further demonstrates Telstra’s commitment to securing Australia’s future as a nation that works smarter and faster – again proving that Telstra will make large investments in Australia under the right regulatory settings.”
The Telstra Next IP™ network is a fully integrated fixed line network with world leading strategic suppliers providing best-of-breed and well tested technologies.

The Telstra Next IP™ network consists of:
•	Cisco’s IP/MPLS Core with 99.999 per cent reliability and a capability to scale up to 92Tbps per node.

•	Juniper Networks’ new Virtual Private Network (VPN) Edge, supporting a range of access services and traffic differentiation capabilities.

•	Alcatel-Lucent’s next generation Ethernet Aggregation, removing the need for point to point links or platform specific networks.

•	Tellabs’ 8800 Multi Service Edge to deliver existing and new data services, supporting the transition from ATM/Frame Services to Ethernet.
Telstra Enterprise and Government Group Managing Director, Mr David Thodey, said the Telstra Next IP™ network would significantly improve productivity, sales, profitability and reduce business costs for Australian businesses, putting Telstra light years ahead of its competitors.
He said the new network would provide online learning and school administration systems that could significantly improve access to information and productivity for the education sector, while in finance and banking it could provide massive amounts of secure transactions at split-second speed.
“Importantly, this is only available from Telstra – the only company that can put this all together,” Mr Thodey said. “We are now able to offer our customers differentiated, integrated and unique services across multiple devices and platforms.”
“The Telstra Next IP™ network enables unified communications, virtual meetings, instant collaboration, Instant Messaging, multimedia web-conferencing and more – all this with a single, simple interface across all devices.
“On the security side, we have enterprise data protection, protection from hackers and attack protection for internet sites.”
Telstra Business Group Managing Director, Ms Deena Shiff, said unlike many IP networks, the Telstra Next IP™ network was not just for the big end of town.
Ms Shiff said many SMEs could benefit from the Telstra Next IP™ network right away-increasing their productivity and getting the additional security they need to safely run their businesses.
“The core of the Telstra Next IP™ network will be a major benefit for small business – particularly as the majority don’t have a CIO and are time poor,” Ms Shiff said.
“The journey has just begun, and Telstra is working on a number of new technology developments which will further leverage Telstra’s Next G™ and Telstra Next IP™ network capabilities, creating even more value creation opportunities for Australian businesses.”
Telstra Media contact:
Brent Hooley
Tel: 0439 400 214
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media

26 April 2007	Office of the Company Secretary

The Manager
Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra’s media conference – $1.5 billion Next IP™ network brings Australian business to the next dimension
I attach a copy of the transcript from today’s media conference for release to the market.
Yours sincerely
Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

ROD BRUEM: Thank you for coming along today for what is a very important day for Telstra, for communications in Australia, and, dare I say it, we even have a couple of world firsts. A special welcome to those who are joining us on the webcast this morning.
My name is Rod Bruem, from the Telstra News Services Team, and today we’re here to reveal Telstra’s new IT network, Next IP. This will take Australia’s business communications into the future. Very soon you’ll hear from our business leaders, Deena Shiff and David Thodey, and first up, CEO, Sol Trujillo. But before we do that, we’ll have a quick look at a video presentation.
(Video played)
SOL TRUJILLO: Good morning, everyone. Obviously today is another special day and it’s another milestone day in Telstra’s transformation. Last October Telstra launched our Next G network, and it changes again. What I’d like to do today is to explain how we’re changing the game one more time because today we’re unveiling our Next IP network for businesses. This is a very business-centric announcement here, which means that what you saw on the screen, our Next IP network, is the largest fully integrated nationwide IP network in the world, the Telstra Next IP network, combined and integrated with our Next G network, we now stand alone. Clearly we stand alone here in Australia versus those that we compete with, but not only that, we stand alone in the world. Together, as fully integrated networks, they’re beyond comparison, they’re larger, faster integrated, so, as I said, we are changing the game.
I would like to put it in a context as I think about Next IP and when you hear these words about IP, what does it mean? What does it mean to me as a business? Well, the way I like to put is in the context of how we have used things, how we’ve been able to do the things that we do every day when we think about communicating. In the context of an old network, pre IP, we had multiples of networks. There is a map that I’ve showed before that showed our network, which was a big amalgamation of lots of different networks accumulated over the years, ATM networks, frame relay networks, dedicated private line networks, all kinds of networks that sometimes talked each other but in many cases they were single purpose kinds of networks. Some were efficient for certain purposes, some were not efficient for other purposes. But the punch line is, is that there were too many and they weren’t enabling enough efficiency, given the way that our lives have now changed in terms of an internet world, in terms of a messaging world, and now in terms of the capabilities that we’re bringing around video communications, where we’re going to re-personalise the opportunity for people to communicate.
So that was kind of the old world. That’s part of what we said, back in November 2005, that we were going to change, that we were going to fundamentally change the experience here in Australia. So now, today, we’re announcing the launch and the capabilities of our Telstra Next IP network. IP stands for internet protocol, but it’s not about the internet. It is next generation technology for network infrastructure and it does allow our services to be converged — operative word ‘converged’ — on the network, be it voice, video, data picks, or mobile services.
Now, when we talk about things at Telstra we always put it in a context of being carrier grade, meaning five times reliability, 99.999 per cent with robustness and with security as we think about the traversing of various kinds of messages, before one at a time and now simultaneous, across a network, which allows, in our case, for the optimisation and standardisation in terms of how we operate our networks and how we’re going to enable customers to operate their networks. Some of you may be sitting there saying, “Well, that’s a lot of techy talk or is this really about technology?” and the answer is no. But let me again talk about it in the context of a person running a business: We have costs that we incur associated with travel, we have costs that we incur relative to trying to get people to work together to collaborate more real-time because the dynamics of our world are now real-time. We can’t schedule meetings a month out or two weeks out or whatever. It may be that we have to make decisions in a very real-time basis. It may be that we need to get products and services and offerings enhanced in our capabilities to customers today. Well, in the old configurations and in the old networks it was very difficult to do, but in an IP world it’s all about software changes now going forward.

So here in Australia we now have the capability that no-one else has anywhere in the world and so we’re now making it available to our customers and we are, in essence, changing the game. So every day, now, in Australia our business customers across the nation will be able to do things that they haven’t been able to do in the past, assuming the working and the inner workings with Telstra.
But with that then comes our capabilities where we start breaking down some of the barriers that have existed if you’re running a business, right, and even in your own personal lives, but in this case about running a business. It’s about the barriers of time or the constraints of time, the constraints of distance and the constraints also of devices. We’re now preparing all of our people inside the business, that’s the people you’re going to hear from in particular that worked for David Thodey and Deena Shiff, to truly become IP consultants because we are going to consult and enable services in a different way. When we talk about all of this, I want to be clear that this is about world leading services for our business customers, which is different than FTTN, which still means it’s an issue that needs to be solved. But that is another issue for another day.
I want to talk now specifically about these constraints that we all have lived with in the business world. One of them is time. We are constrained by opening hours and closing hours, we’re constrained by time zones, we’re constrained by the time that it takes to process and share information, files, data, other things, in a real-time way. Well in the new world it’s about securing on-line, or enabling secure on-line processing, SMS authentification with on-line banking, which we’re doing and launching with National Australia Bank. It’s about call centre optimisation, where you can actually have the capability where people can work from wherever they choose to work because you can network it and enable it. It’s about having a call centre without having to build a call centre. It’s about enabling customers to get even faster service. Or it may be about doing business with your supplier face-to-face without even going there. Or it may be about your inventory and delivering your inventory in a real-time basis or how you shop or how you enable your customers to be able to shop with you in new and varied forms in a real-time basis, where I can actually sample, see and compare simultaneously across the world. How you can enable payments using RFID technologies in a real-time basis. I can go on and on with the numbers of examples because we’re already talking to our customers about ways that they change their core structure, about ways that they grow their revenues and about ways that they enhance their customers’ experience because those are the net results of what we do, helping and facilitating increased revenues, reducing labour costs, enabling a more accurate real-time way for people to manage inventory, investments and obviously their experience with their customers.
Let’s talk about distance. Part of the old world, pre Next IP, is about distance and constraint. It’s always about where people are, what they were doing, physical distance between and your office or you and your PC, or you and wherever you were going in terms of an off site kind of experience. In the new world it’s really about your staff being able to work together without having to be together. Yesterday I have a telepresence call with four different people in four different locations and I was able to set it up personally as an IP consultant for myself, in terms of enabling that kind of capability in a real-time on demand call basis. The paradigms are now shifting. So we can do these things but we can even do them now in a high definition way. Today Telstra is enabling that, so that you can be where you need to be without having to go there. Also being able to remotely manage your workforce, your data centres and also your assets without having to be there. The net result can be business travel expenses savings, office accommodation costs savings. Another issue for all of us that’s part of our lives is about reducing carbon emissions and how we can now be serious about things we’ve been saying in this industry and in this world for the last 10 years, we can now truly effect.
Let’s talk about devices and the old world in terms of devices. Well, we had a lot of constraints. Sometimes devices are incompatible, they don’t work together. Sometimes sending files across different devices and different platforms can’t happen. Sometimes just a simple access to the internet is different depending upon what kind of device that you might have. Well, guess what? We’re now enabling the ability to have voice, data, video flowing all over the same network, getting to your desktop without getting to your desk, and editing your corporate home page from your PC, mobile, or even TV. So the net result, again, for you in your business is about savings. It’s about business hardware savings, managing all these technology costs, where things get old, they need to be replaced; well, now you can simplify that. You think about security, which is a core issue in almost every business today, and I will talk about that in a minute. It’s about storage, all the files now that we’re starting to save. It’s about the unnecessary travel costs, which is all part of the story here, with the Next IP data set of capabilities offered now to our business customers.
So this is all part of our plan. This is part of Telstra’s plan for Australia, about nationwide coverage. We are the only company that thinks nationwide and, more importantly, not thinks, but acts nationwide. We’re the only company that thinks about world-class speeds and delivers on world-class speeds, and now, in this IP world, the notion of security and raising the bar in terms of what happens and what’s needed with security is obviously critical, along with robustness and along with reliability. So this is part of our plan and it is about the scale and the scope of Telstra’s Next IP network, improving operational efficiencies for all businesses to take advantage of these capabilities.
Now there is a lot more to add relative to that when you think about businesses and all the requirements that we have in running our businesses associated with training, with people, with standardisation and enabling things now to happen in a much more efficient way. We will be bringing value add not only to the businesses, but I believe ultimately to the productivity of this country as we think about all businesses.
But let me talk for a minute about security because security is a big issue. It is an issue that has now affected all of us in our individual lives when we think about our PC or our laptop, as we go on the internet sometimes we get infections, sometimes we get viruses, sometimes we have people that want to track everything that you do, sometimes it’s legal, sometimes it’s illegal. We all need protection. I call the internet today somewhat equivalent to what some of you might remember in old western movies, the Wild, Wild West.

There is a lot of bandits out there, there is a lot of people out there that want to take advantage of people, people that are riding into town on their horses and trying to take advantage of the local folks that are trying to do things just in their normal community way. Well, there is a need for security in that Wild, Wild West, and in the case of Telstra and our Next IP we have and are delivering enhanced security compared to any of our competitors. We have more experience building and operating IP networks, we have security anywhere access with reliable, resilient and robust equipment. We’ve built this network using 99.999 carrier grade design principles and we have been independently certified against international standards, deploying world leading firewall technologies to be able to separate businesses’ traffic from many of the malicious traffic, to be able to detect hackers and prevent intrusion and to filter spam and viruses that prevent your application corruption and better protection from network vulnerabilities. This is all critical as you think about running the business in today’s webified world. I would say that all of us are into that webified world.
So I have a little demo here that I think we’re going to play as part of the background here, but I’m going to talk about it. We have this thing called ‘unified communications’, which is really about enabling how you communicate across all devices, across all platforms in the various forms that you have across a business. It’s about tailored inbound and outbound communications, checking the availability of peers, looking at your network-based address book. How many of you have your address book in your mobile, but when you go to work it’s not there, or when you go home and to your fixed line it’s not there? Wouldn’t it be nice to have all of that information housed within the network? Well now you can. Now that we have businesses with people distributed across Australia, I can say that a lot of us have lost that ability to just walk down the hall and have a conversation with somebody because somebody happens to be in Perth, somebody happens to be in Adelaide, somebody happens to be somewhere else; well guess what? Now, in the Next IP world, I literally can get real-time, instantly, somebody on the line, in a web conference, a video conference, set up quickly. We can bring ‘down-the-hall conversations’ back without physically bringing the people together.

If we think about old world video conferencing, room to room with technicians, right? Those businesses that have capability, you have to have techs and they have to set it up and they have to keep on adjusting things and enabling stuff to happen. Well, guess what? In my office today I can do all of that myself, and if it can pass the Sol test of simplicity, then anybody can do it. That’s how simple things are becoming in terms of enabling services to our customers. We’re able to establish meetings without assistance. This isn’t just for the big end of town, it has direct relevance and leverage for Deena’s small and medium enterprises as well, and it enables this consistent user interface. So think about multimedia web conferencing, marketing presentations real-time, collaborating real-time, interoperability with legacy audio conferencing, recording, playback, desktop sharing, next IP networks enable a virtual PBX also in a kind of branch office in a box. Think about setting up a remote ATM at a major event, think about opening up a new retail location as a trial, think about setting up a temporary insurance office at the scene of a natural disaster. Any of these are possible and require about two hours of set up time. Well, that’s simply because in our case, with Next G, Next IP, we’re not dependent on, in this case, a wire infrastructure. You don’t have to wait and there is no additional facilities investments. All of that is important.
So let me talk about education. In the case of education there is a lot of paradigm shifts as well; being in multiple classes at the same time, notes on whiteboards and interacting real-time multiple locations, multiple students, even in multiple cities, states or even countries. A student can attend via TV and record two other lectures in the background. You can multitask in a Next IP world. In the case of healthcare think about a blood sample that been taken and sent to a lab. In the old world it was delivered, over multiple networks, to a physician, to a lab, to a hospital, and then accessed by potentially multiple people through multiple sign ons onto each device that it was delivered to. Well, it’s virtually impossible to audit who had access to that data. In the new world now you can have a single sign on for all devices through a single network and a precise audit trail of every individual who has accessed that information. This has applications and relevance in all other industries, and whether it be, as I said, on the education side, on-line learning and school administration, significantly improving access to the information and productivity of the school system, right, real-time information. An example is right here in Australia. The Western Australian Catholic Education Office is already working with us to deliver educational information in new ways to children regardless of the school size or its location. The retail sector is looking now at smart stores that improve customer service through in-store media E coupons, check in and checkout processes that flow the traffic much differently. In the case of finance and banking massive amounts of secure transactions at split second speeds, improving customer services and bank productivity. Look at the mining and resource sectors. When we think about that and advanced communications and asset management, it improves the productivity of people and the machines that they’re operating, for many things now can be done remotely, monitored remotely in new and different ways.
Well, what does all of this mean and how do we, Telstra, enable it? To me it’s about what I call the flex, the flex in our networks. We can expand, we can contract, we can move here, we can move there in now new and different ways, rather than in the old physical, dedicated, constrained kind of world. Not only that, because it is IP and because our Next G network is IP as well, we can do it almost anywhere across the nation. So it is about flexibility for people, it is about flexing hours, it is about flexing your presence and locations. But the punch line really is that it is about more flexibility for business, and that’s why we’re doing it, because back to the original principle our of transformation is putting our customers at the centre and enabling our customers more in terms of their ability to do what they want to do.
In closing here, this is about innovation, it is about our strategy, it is about our plan and it is about changing the game. We have now innovated our IP platform, we’ve innovated on a technology basis, we’ve taken our innovation to our people, building the expertise through training and other experiences with our Telstra IP consultants. We have collaborated with our strategic suppliers. We’ve brought in the best of breed, well tested suppliers and their technologies and the Next IP is now part of the Telstra vision and the know-how, and it is part of the next dimension that I would say is only available with Telstra.
Now, it is important to note — and we bear this responsibility and we take it very seriously — that Telstra really is Australia’s central nervous system because we connect all voice calls, video calls, data calls, other things that are happening within the economic infrastructure of this country. Telstra’s Next IP network can in fact enable reductions of costs, increases in revenues, improving asset management, reducing risks and liabilities for Australian businesses. So it really is about, in the case of Telstra with next IP, being bigger, better and world-class.
I’d like to introduce to you and ask you to watch with me a video. After the video our GMD in charge of our Telstra Enterprise and Government Business, David Thodey, will come up and talk more specifically about the offers. Please enjoy the video. Thank you.
(Video played)
DAVID THODEY: Good morning. For those who don’t know me, my name is David Thodey. I don’t know about you, but I’ve seen these videos for I don’t know how many years, maybe 10; but for the first time this is now a reality. In fact I went through the products that you need to be able to deliver that sort of capability and I think we’ve nearly got every one of them. What we need to do is actually integrate it together, but you can see this is a great example of convergence. It’s about business and home life coming together, it’s about using your mobile and that old fixed line phone together, it’s about convergence at a very real level. The reason we showed you the video is that we wanted to show you how real it is in terms of impacting people’s lives today, because this is what’s going to really make a difference. We will talk a lot about technology, but until it makes a difference to a business, to someone’s personal life, it means nothing. So what we’ve got for you here today, which we’ll give you on the way out, is a brochure and it actually has the DVD in the back and you can take it and go and have a look at it. I think that it gives you real insight into what we’re talking about here today, about

Next G and Next IP. So what I say, I don’t say the future — in terms of I say the future is now.
Now I’m going to go through a couple of things. I think Sol has given you a very good perspective of what Next IP is and what Telstra is doing, but I’m going to take you, firstly, a little bit about the technology sitting behind Next IP, and then I’m going to go, just at the end, and show some real live examples of a couple of projects that we’ve been working on that make Next IP come alive in various industries. So I’ll take you through both those.
Remember, what we’re talking about today is about a new way of working and it is what we call next dimension working. IP is not new, in fact I think IP has been around since, what, the late 90s, but what is new in terms of this announcement is the whole new generation of technology that is faster, bigger, but, more importantly, more integrated. Remember, I work with large enterprise and governments every day so I’m working with governments about how to deliver better services for citizens, about banks and about how they deliver better service to customers, about how they can provide their information and product. One of the big challenges we always have is about how to deliver information in a more integrated way because these networks have built up, as Sol said, over time and are completely separate, and when you try to provide a seamless interaction to a customer, it is very, very difficult. So while we sit here and talk about technology I want you to understand the real challenge is actually the engineering behind here, and it is very, very complex and it’s very important that you get a sense of that as we go forward. Now, remember, what customers want, what enterprises, the companies you work for, is all about productivity, better customer service, better efficiency, and unless you can articulate this technology to mean something, then it is all but words.
Next IP network is going to deliver, obviously, more capacity, and it is about this next generation of technology. Remember, it is about Next IP and Next G coming together, both the wireless and the wire line. Just think about your own experience, about how you use your mobile phone today and/or your PDA, and then what you do when you come to the office and you’re using your laptop; they are quite different experiences and we need to pull this together into one seamless environment with one command, one touch, one screen, as Sol often talks about. So this is very, very important.
So what we are announcing today is the world’s largest integrated wire line and wireless network. It will change the way businesses in Australia operate, and I mean that. It is going to change them at a very fundamental level, it’s going to allow them to do things they’ve never been allowed to do before. We’ve invested $1.5 billion already in this network and there is more to come, but this is about building out the infrastructure to allow this to take place.
I want to go through a few statistics because it’s important you get some sense of this. Firstly, it is scalable up to 92 terabytes per second. You look at me and say, “What’s 92 terabytes?” Well I’ll come on to that. What’s important is that it’s 77 times faster than what we have today. When you are thinking about a business, remember what they need is instantaneous response time, they need to be able to deliver these multimedia services far more quickly than they have before, be it Woolworths in terms of a retail point of sale environment, or a bank or a government. To do that you need this enormous infrastructure. How fast is 92 terabytes per second? Here is couple of things for you: If you wanted to move all the contents of the Australian National Library out of Canberra, it would take you 4.6 seconds, so that’s pretty quick. It could handle 3 billion phone calls in one second. So this is important because scale and size is critically important when you start talking about enterprise, and in fact if you’re a technologist in a large company, that’s what you do every day, it’s about providing reliable, scalable infrastructure that allows people to just get on to do what they need to do.
Now, I, like some of you would have experienced, but I know the moment that there is a problem in the network because suddenly businesses in Australia are not operated. You see, that’s the way that we’re so integrally a part of the fabric of this country. So when things aren’t working, I know about it, because these networks are the lifeblood of the organisation.
So what’s the other features of this network? Well, of course they’re reliable, more reliable, more scalable,

and as Sol talked about security, in fact security is probably the subject I talk more about with executives in Australia than anything else. It gives us the ability to provide these enterprises and governments with the seamless scalability that they need as they plan out the delivery of services as they go forward.
I do want to just say a few words about the partners that we’ve involved in designing — in fact Dan Burns, who is sitting at the front here, has been (indistinct) involved in building this network and designing it. They have been critical partners for us, so I just want to quickly go through that because they are four very important partners. Firstly, Alcatel Lucent is providing the ethernet aggregation, for those who are technically inclined. Cisco is providing the core network, the IP MPLS core, and then Juniper is providing what we call the virtual private network, the edge devices, which is where all the traffic comes in, and of course Tel Labs is providing what we call the multiservice edges. So we could not have done this, but we have brought together world class, world beating suppliers to be able to provide this new next generation network.
So when you start thinking about it, if businesses can imagine the possibility that we’re going to be able to deliver solutions that suit their needs and in a secure and reliable environment. So it’s all about the integration of this network, it’s about Next IP and Next G working together in a seamless way to provide a future that we call next dimension working. I do want to stress that. Sol talked about unified communications, which is a bit of an industry buzzword, but what it is, it’s allowing you to have the seamless interface which will revolutionise the way we have dealt with technology over time.
So when I talk about Next IP there is really four or five things that I stress, and I think it’s important we just spend a few moments on is this. Firstly, I talk about this network being the largest business network in Australia. It provides coverage that is unmatched and it will address 95 per cent of all businesses in Australia, and if you go across all the technologies, we are just untouchable in terms of breadth and scale. This is very important to a business, because unless you can have access to this technology across the country, you end up having different technology that is very, very difficult to manage. So having one seamless technology at many access points across the country is very, very important. I mean, we touch already 4,500 customer buildings, we have 750 retail POPS, and then you combine that with Next G of 98.8 per cent of the population of Australia, really there is just no-one who can provide this integrated network the way we can.
I talked before about being the fastest network in Australia, a scale of up to 92 terabytes per second. I think that is very important to understand because it really gives assurity for our business customers to know that they can grow with this network. I talked about enhanced reliability, Sol mentioned 99.999 per cent; now, remember, what that means is that that network is designed only to be not available about 5 minutes per year. That is a reliability that is unheard of traditionally. If you talk about IT systems, they are usually designed about 99 per cent, but 99.999 per cent is a network of tremendous proportions. We talked about security, security in terms of (indistinct) service attack, in terms of the whole virus protection, very, very important, and then unauthorised attack. These are issues that we all face every day. Then of course we talk about management and control of the network. This will give customers the ability to look at their network and actually see what is happening in the network at any one time and then take corrective action. This, again, is critically important for large companies in Australia. Of course we talked about a rich set of applications, which I’ll mention in a moment.
So Next IP enables customers to do things differently, in a new way, in an exciting way that is going to allow them to provide better customer service, improve productivity and improve efficiency.
So let me just now move a little bit away from the technology and talk about a couple of examples that we’ve been working on over the last six months. Remember, we’ve been building this network for 18 months and it’s been an enormous effort by a lot of our engineering community. Let me talk about two, one is in the retail media industry and the other one is in the health industry. For those who have been into Retravision recently, you may have gone in and seen their digital screens. What they have in there is, they show advertisements during the day, but they change. So if you go in there at 9 o’clock in the morning you’ll see a series of advertisements that are run until to 11 o’clock, between 11 and 2 o’clock the advertisements change and they change again in the afternoon. This is being run off an application we call retail media solutions. Every one of those digital screens is connected to the IP network and so we’re pumping down videos that are dynamically changed during the day and depending on what we believe, or Retravision believes at any one time, is the customer base going through the shop, they are able to change the advertisements. So let me just read what Keith Perkins, the CEO of Retravision said just the other day. He said: “The good thing about Telstra retail media solutions is that it takes the consumer right through to the point of purchase. It completes the transaction.” You see, 75 per cent of all buying decisions are made at the point of sale, 75 per cent of all decisions. He said: “We don’t believe that there is another way to do it in a cost effective manner. I don’t believe anyone else could do it other than Telstra because of the size and shape of the network.” You see, this is what it’s all about, this is what customers look for. The early signs from this project are very, very encouraging. So that’s one example.
Another one is a project that we’ve been working on for a number of months now at Lyell McEwin Hospital in Adelaide. It’s what we call managed healthcare systems. We’re going to show you a video about this in a moment because it’s great to see it, and it showed a little bit of it in the video before, but this really gets out the detail about the change that is taking place in the delivering of patient care systems, but also entertainment in and around a hospital bed. What it brings to life here is, we used a large amount of content from Foxtel, BigPond, Sensis, plus IP telephony, plus a clinical patient care system all integratable in one device that both the doctor and the patient can use, so this is truly exciting. Again, this project has been incredibly successful. We’ll show you that video in a minute, but let me just finish: Let me assure you this is a very exciting day. I’ve been in this industry a long time, but Next IP really does take us to a new level in providing the seamless infrastructure that allows businesses in Australia to do what they’ve never been able to do before. What’s more important, there is no-one else in Australia that is able to provide the service, so it’s only at Telstra, and it is going to be able to improve productivity, improve customer service, and, most effectively and importantly, drive real operational efficiency in many of our customers.
So let’s see the video, and then after the video my colleague, Deena Shiff, will come up and talk about small and medium business, or Telstra business, and take you through some other examples. So let’s have a look at the video now. Thank you.
(Video played)
DEENA SHIFF: Hi, I’m Deena Shiff, and I am here to tell you that this new Next IP network isn’t just for the big end of town. In fact smaller businesses, local plumbers, hairdressers, small services firms will be the most dramatic beneficiaries of this. In fact the technology habits of Australia’s small and medium enterprise has changed dramatically in recent times. Today in Australia 90 per cent of small and medium enterprises are connected to the internet and 80 per cent have broadband. That’s a number that’s doubled in the last two years. The internet is now being used by these businesses for a much wider range of purposes, but they’re ready to use it to trade and to sell and to use business applications using this technology. We’re seeing a very significant increase in the use of smart phones and portable devices for business. But small businesses really want to be able to work anywhere, but hitherto these kinds of applications, which have just been for the top end of town, people who have had large private networks. But what the Telstra Next IP network does, coupled with Next G, is that it enables smaller firms to work anywhere. This next dimension of working enables a small business the same experience whether they’re on a fixed or a wireless network on whatever their choice of device. So as Sol said, it means that they can use one address book across all accesses and devices and they have can have a single message centre or mailbox for any kind of message; whether it’s e-mail, voice or video, it can be retrieved. Plus the Next IP network, the Telstra Next IP network, is scalable and it’s smart enough to know when to prioritise and to increase capacity to cope with additional business demands. So it’s really important if you’re a business that has varying needs and is growing. Imagine what this means for small firms that want to be more productive and for small businesses that are growing and want to be part of a global market. Take a tradesman, for example, who can minimise the administration of their business and headache around tax time by billing customers on the spot by using a Telstra mobile payment solution that will run over the back of this network. This solution will not only process the payments, but it will update and store the transaction to accounting records. So Telstra’s small and medium enterprise customers are now going to be able to access a range of these Telstra Next IP products, and these include the video collaboration and conferencing applications that Sol spoke about. It also means that business broadband, the broadband built for business only, where the traffic for the internet is segregated for business customers, is built onto this Next IP network, and that is a unique proposition for small business in this market.
Other applications will then be able to run over this network, like business on-line, which is available now, a do-it-yourself web builder and web hosting service that enables small business to establish an on-line presence. So it really is about a new way of working and being able to take your data centre, or your desktop, with you if you’re a smaller business.
Let me introduce you to a customer of mine — and I hasten to add this is a genuine customer and not a character in a video. Her name is Gay Murray, she works alone from home in Sydney and she has quite a sophisticated business actually, she delivers E-learning and computer based training to large clients overseas, notably Cathay Pacific. E-mail is her core communication tool when she communicates with Cathy Pacific in Hong Kong, as well as the system integrators who work for her out of Mumbai. The content on her laptop represents her entire business. Mobility is also incredibly important for her because of the nature of her work and the fact that she’s often dealing with clients in different time zones. She’s stretched, she’s stretched so while servicing her current clients she needs to look for the next one, but she’s clearly got scope for growth in this business, so that is a classic Australian services export story if she can grow. But how could next dimension working help Gay? Business broadband, including PC back up and business security, ensures her data is secure, externally stored, and that she has enough capacity. We’re establishing a website and on-line presence for her so she can attract new clients, and when she works with her clients overseas and in Australia IP video conferencing and document collaboration is perfect for helping her to share and edit content on-line, without necessarily having to travel overseas. But if she does travel overseas, we’ve given her a Next G wireless turbo card so that she can work while travelling in the same way.
Let me take another one of our customers — I’ve got to admit I’m also his customer; restaurant owner, Mr Hanabi. Mr Hanabi is a small restaurateur, he has a staff of about 10 and his business is open from lunchtime to midnight. He’s pretty ambitious and he wants to open another restaurant, which he’s currently in the process of doing, and it’s on the go. He sells great food but he has no on-line transactions, no web sites, and he does advertise but it’s in the print through the local Chinese, Japanese and Korean newspapers. So how could next dimension working help Mr Hanabi and meet his desires to grow this business? Well, business broadband start up will include an on-line presence and business security for him, and he’s decided to take on-line orders via e-mail and offer tourist information about his restaurant by linking the web presence to Sensis, Where Is and Australia tourist sites, so he’s expanded his range of available customers. He’s also going to retain me, even though I’m moved offices to the other side of down, and he’s going to do deliveries of, hopefully, really good food after this publicity, but he will be able to, when he delivers to us, swipe the transaction on a mobile payment solution. So he’s not lost a customer and he’s expanding his range of customers.
I can give you thousands, thousands of examples like this about my customers. I’m looking forward to putting these solutions together for all of them. So in conclusion, Telstra is committed to helping even the smallest business work smarter and be more connected.
ROD BRUEM: Thank you, Deena, and if you could stay on stage and we’ll invite Sol and David to come back as well. At this point I’d also like to welcome on the stage Dan Burns, who is the managing director of Network Operations, and Dr Hugh Bradlow, our Chief Technology

Officer. They’ll be able to handle some of the more technical questions that you may have. So we’ll open the floor to questions. There is two mics here in the centre of room, if you could make your way to one of those if you have a question, and we also have a large audience on-line today, interstate and overseas, and we’ll be taking some questions over the conferlink facility, so we’ll alternate. But we might take the first question from here on the floor.
QUESTION: Michael Fraser from The Australian. The 1.5 billion, could you break that down a bit for us? Does that include spending that happened on the network before you got here, or is that just since you announced this network at the end of 2005? I mean, how much of that money was spent with Cisco and the big vendors, and if you could maybe break it down a bit for us? Regarding all the fancy stuff we saw in the movie, those applications, are they being developed — are they actual Telstra applications or are they applications that are developed by other software companies that you’ve just stuck your brand on? How much of its own software and application development is Telstra doing and how does this compare with what was happening a couple of years ago? The last question is about travel: I was just wondering — I guess your travel is pretty legendary, Sol — how much of this going in the office and doing all of this on video are you doing yourself and making other senior executives do, and how much is Telstra actually saving on travel because of using its own applications like this?
SOL TRUJILLO: Okay, let me take it in pieces. As usual, I probably need to correct you on two or three things. Number one; in terms of the applications, the applications, as we talked today, are about an integrated set of capabilities that nobody in the world has. When you talk about an IP wireless network and an IP fixed network, no-one has that, so we’re developing those applications. We have people like Dan Burns and Greg Wynn and John Garner and other people that are working in a collaborative way in Sydney, in Melbourne, in other places around Australia, to make those happen, yes, collaboratively, and, yes, sometimes we travel, but a lot of times taking advantage of the technology. In terms of the investment the $1.5 billion, that’s really been part of what we’ve called our IP core and the MPOS investments that have been made since the time that we announced our strategy back in November ‘05. In terms of the details of it, who we spent, how much with, we don’t disclose that because those are all subject to private negotiations between us and the suppliers that we have. Finally, in terms of the travel, we are now enabling ourselves to equip a lot of our locations across the country to be able to enable people to talk real-time. The example is, just over the last few days, as we were working on this, working on some other issues, I’ve had people, essentially, on a call within five minutes of trying to set up the call, which is unheard of in a business like ours where everybody gets out their calendars, they talk about scheduling something a week from now, two weeks from now, versus being on demand in terms of our business. But it’s changing our business internally and it is changing what our customers are being offered, and finally in some cases, yes, there are some applications that some of our suppliers enable with us, and in other cases we’re developing many of them ourselves.
QUESTION: One follow up on the 1.5 billion: What sort of cost savings does that mean to Telstra and how much of those are being passed on to customers?
SOL TRUJILLO: I’m sorry, ask the question again.
QUESTION: What sort of costs savings has that investment given for Telstra, can you quantify that? And how much of those costs savings are being passed on to customers?
SOL TRUJILLO: Well, the benefits of our investments are being passed on to customers literally every day. That’s the way we talk about this business. In terms of costs savings, there is efficiencies that are afforded, and at the same time that enables us to invest in other things to bring Australia to world-class levels, as opposed to being left behind. Now we’re at a point where, in Australia, the wireless capabilities from Telstra are unique and world leading, and now, again, in the case of the IP capabilities, integrated with our wireless, we now have world-leading capabilities in Australia. That’s where the value and the benefit goes to our customers. Next question.
QUESTION: Stuart Connor from IT Wire and Exchange. Sol,

until you can migrate all your customers and all your services onto this new homogenous all IP network, you’re going to be running that network and you’re going to be running spaghetti bowl of legacy networks that you showed on the slide. I’m wondering if you can give us some indication of the timeframe that we should expect to be able to progressively close down all the legacy networks and some indication as to what the Opex reductions will be going forward as those networks are closed down? Because obviously, today, you’re running all those and you’re running your new network, so your Opex, I would imagine, would have increased significantly from when you were running the old legacy networks.
SOL TRUJILLO: That’s a great question. We talked about this back in November ‘05. We talked about the fact that we were going to be making some investments, we’d have a Capex bubble, we’d have an Opex bubble for the first few years, and then on the back end, at the end of our transformation, we’d be removing legacy equipment, networks, systems, other things. So in the next couple of years, once we get past the ‘08 period we will begin removing a lot of that legacy equipment. I can’t tell you network by network or system by system, but over time we will be doing that and that’s part of what David and Deena and David Moffat and Geoff Booth and some of our leaders that deal with our customers — we’re also working on plans with them in terms of migration.
QUESTION: So you don’t have a set timeframe by which you expect to be able to do all this? See how it goes?
SOL TRUJILLO: We have a set timeframe, yes, to build, and we have a set timeframe to do all that, but we have not disclosed that yet in terms of details and I won’t disclose it today.
QUESTION: So you’ve no indication of when you expect the Opex (indistinct?
SOL TRUJILLO: We’ve said publicly — and again I’m only going to disclose what we’ve already disclosed financially — we’ve already said that ‘08, as a financial year, we will start seeing material reductions in Capex and Opex as a result of some of the things that we’re already doing? ‘09, the savings will become greater in terms of the actual absolute levels as well as the saving levels. In ‘010, they will actually be one of the greatest years, because that’s when we will have completed a lot of the builds, we will have completed the implementations of our systems and we will actually begin, or have continued in a big way the removal of legacy. So we’ve already said this to the financial markets; ‘08, ‘09, ‘010, and that’s where you see us going from where we are at today in terms of the cash flow generation to the $67 billion of free cash that we believe that we’ll be generating in the ‘010 period.
QUESTION: One follow up question: Today could you support all the legacy access your customers have on this new network, so if a customer wants to maintain the service they have, can you actually carry that on the new network today, or are there any services which you have to maintain that (indistinct)?
SOL TRUJILLO: There are some that the answer is yes and there are some that the answer is no, because we don’t want to — we’re no different than a retailer; you can’t carry all products in perpetuity, you have to manage a certain number of SKUs in terms of inventory. But we will work with our customers in terms of what’s needed and what we can now offer, bigger, better other services with, and that’s what David and Deena and Geoff and David Moffat are doing as we speak. Thank you.
QUESTION: Brendan (indistinct) from ABC Television, the Lateline Business program. You are attempting to unravel that spaghetti that we see out there in Australia, but moving to spaghetti westerns and gunfights and the internet, yet you’ve been involved in long-running gun battles with the Feds about internet speed in Australia. Where exactly are we in your attempts to speed things up?
SOL TRUJILLO: I think we’ve been fairly clear that we believe that in the case of fibre to the node we’re behind the rest of the world and falling behind quickly. So we’ve been fairly public in advocating the fact that Australia is going to need to make a decision in changing the regulatory policies that disincent investments. It’s pretty clear. When there are incentives that say a shareholder who has invested a lot of capital and earned competitive returns in a company like Telstra, when they invest in things like that, just like they can when they invest in a BHP or an NAB or any other investment alternative, then that’s when you start seeing investments occur that enable that. But that means old, what I would call, 20th century regulatory policies start moving to be consistent with the 21st century, and that’s where we are at. So today you see it with Next IP, it’s based on contractual relationships with customers, and our shareholders risking capital because they get to set prices and do all of that in terms of what we do in running the business. It’s the same with the wireless business. So where there has been no regulation world-class capabilities are being brought to bear. What we want to do is bring world-class capabilities to bear across everything that we do.
QUESTION: There appears to be a little disappointment — if you take a look at the share price, clearly investors are concerned about the speed of negotiations with the Federal authority. What’s your observation on that?
SOL TRUJILLO: My observation is that I’ve been very clear in terms of what our requirements are. I think the shareholders of Telstra, since the T3 sell down, they understood the policies under which we will run this company, they’ve understood the strategies under which we will run the company, they’ve understood how we will compete in the marketplace and how we will represent their interests as stewards, as fiduciaries of the business. The share price has reflected their either confidence or lack of confidence. If you call the percentage increase a sign of confidence, you can call it that, or you can call it whatever you choose to. I think the market is making their own decisions.
QUESTION: Just one last question, if I may: We’re seeing a fundamental shift in the technology from the old fixed line days where that was Telstra’s main business and something it did widely. But if you take a look out there in the community there are many complaints about maintaining that fixed line business. There was a letter in the Herald the other day about an elderly person who couldn’t get a fixed line phone in hospital. They didn’t happen to be one of the many Australians with a mobile phone. Are you abandoning those loyal customers of all those years?
SOL TRUJILLO: The answer to that is absolutely not, and the facts would say that your observation is incorrect.

We
QUESTION: It’s was my observation — a letter to the editor, and if you walk around here looking for a basic payphone, you’ll be walking for a while.
SOL TRUJILLO: I don’t think if you walk around most places you will have a hard time finding a payphone. You will have a hard time finding as many payphones that were never used. We have removed those payphones that aren’t used. In the case of service to Australians across the nation we track those results. The government has a reporting scheme where these things are tracked, and the numbers that we report today are the best ever in terms of service delivered to Australians across the nation. Those are the facts. Now, I would say to you, at the same time, we are not perfect. We have humans working in the business; sometimes there are mistakes, sometimes natural disasters happen, sometimes cables get cut, sometimes things happen that we cannot control every single circumstance. That creates those unique situations where people don’t have service after a flood, don’t have service after a cyclone or a cable being cut that has to be restored, and it takes time to get people out there digging up trenches, isolating the trouble then trying to re-splice all the cable that sometimes you can’t do in a minute, you can’t do in a day. Those are all part of the business.
ROD BRUEM: We’ll take another question from the back there.
QUESTION: Alex Hunter (indistinct) from IT Wire. I just wanted to ask about the pricing for wireless. I’ve just come back from a conference in Beijing in Intel and they seem to be still very gung ho on the global Y Max roll out. Obviously it’s very easy for them to say they’re going to deliver a cheaper broadband on a global basis wirelessly when the network doesn’t exist, but ultimately, in fact, they seem to be spending lots of money in funding companies around the world to do that. In Australia I know that Next G has the fastest network and the fastest speeds and those sorts of things, but your competitors are offering cheaper prices on the next series with 3, Virgin offering a gigabyte for $10, all those crazy prices after that — even Vodafone dropping prices. But to all of you, when we will see better pricing on wireless? Your competitors are doing it, eventually market forces will force you to do the same.

SOL TRUJILLO: You’re absolutely right, market forces will always work. Today the market forces are at work, we’re doing very well in capturing the market because customers are making the choice around value. Price is one dimension, but there is no other player in the market that covers the nation. There is no other player in the market that has the speed. There is no other player in the market that has the features, the content, the services. That’s all part of the value equation. It’s like the car you drive, you can buy one that’s here, you can buy one that’s there, not all of us buy that same car. The shoes that you wear, the shirt that you buy; all of those things are about value trade-offs that we make, and we’re doing very well in the market today with the value that we deliver. It’s not just about the lowest, cheapest price, because if you want cheap, you can have inadequate service, less speed, less quality and you can get cheap, you’re right.
QUESTION: That’s all true, but even so, now that some of the customers are really starting to put price pressure, the price difference between Telstra and the competition is going to get a lot wider. I mean are you feeling the pressure to reduce prices or are you just going to hold out for as long as possible?
SOL TRUJILLO: The difference in quality, reach, coverage, speed, content, you’re right, is huge between Telstra and our competitors. You’re absolutely right.
ROD BRUEM: Look, we’ll have to leave it there, ladies and gentlemen. Thank you for coming along today. The webcast from today will be available on-line on Telstra.com very soon. I’m sure you’ll all agree that it’s a very exciting new start for business in Australia from today. Thanks again, and good afternoon.

2 May 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Telstra presentation to the Macquarie Australian Conference, Sydney
In accordance with the listing rules, I attach a copy of a presentation by John Stanhope, Chief Financial Officer, to the Macquarie Australian Conference, Sydney, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

Telstra Corporation Limited
Macquarie Australian Conference Sydney — May 2007
John Stanhope Chief Financial Officer
These presentations include certain forward-looking statements that are based on information and assumptions known to date and are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on A-IFRS. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

Transformation Overview...
Telstra’s transformation at a glance
OLD Telstra 15 Nov 05 NEW Telstra
What is the What does the Pre-transformation transformation transformation about? translate to?
Declining PSTN revenue Give customers a Improved customer and market share powerful, seamless user understanding through experience across all MBM Slowing growth in wireless market devices and platforms Modern networks Minimal new product 1-click, 1-touch, 1- Take out costs revenue button, 1-screen, 1-step Reduced complexity Costs growing Grow revenue and cut costs Innovation Too much complexity Integration Build competitive Network getting old advantage Better value proposition Little differentiation Build new operating than our competitors Weak customer service model
Deliver new customer experiences and create Not sustainable long term value for shareholders

Progress to date....
Winning where it matters
1.2m 3G SIOs — added more than 700,000 1H07
Mobiles Market leader at end of January — 4 months ahead of target 3G ARPU uplift of $20 maintained
Next G™ driving content and applications — non SMS data ARPU +74%
Outgrowing competitors to increase market share by 1%pp to 45% Broadband Beating nearest competitor 3:1 Over 200,000 retail wireless broadband subscribers
Total line loss of 0.8% since June — best in class PSTN Residential lines held at June levels — best in 5 years
Positive residential churn and market share gain — 1 st time since comp
Online usage up 21%
Sensis Share of new media revenue increasing from 10% to 15% SouFun triple digit percentage growth
FOXTEL subscribers up 10%
Foxtel FOXTEL subscriber revenue growth of 15%
100% digital TV provider — cable analogue service switched off 1 Feb
Completed construction of Launched in October 2006

Wireless — Australia’s largest and fastest Upgraded peak network speeds to 14.4 Mbps and Next G™ national wireless broadband extended coverage up to 200km at selected sites on network network 15 February 2007 Built 5,112 base stations and building an additional 400 in FY07 Wireline - Construction of IP/MPLS core, Launched on 26 h April 2007 Next IP™ Multiservice Edge and IP- Migration of internet backbone IP traffic to core network DSLAMs. To be completed by completed early February 2007 mid calendar year 2007.
Market Extensive understanding of the MBM initiatives (e.g. subscription pricing plans) Based customer helped reduce fixed-line churn and slow revenue Mgmt decline Online purchase process simplified Reducing and simplifying On target to achieve 80% ‘out of box’ requirements IT Systems systems will deliver improved Exited 148 systems since November 2005, on track to customer experience and lead achieve 75% target reduction by end of FY08 to cost savings and efficiencies Investing in our people to better Over 6,900 Telstra vehicles fitted with GPS devices to Workforce serve our customers’ needs improve customer scheduling and productivity Over 6,400 participants in the Learning Academy On track to achieve FY08 headcount reductions
The building blocks are in place....

Networks
IPTV / HDTV (mobile or fixed) NB Applications and Services
-Fixed and mobile call completion Video calling (GSM 2100 3GSM 850) -Mobile SMS and MMS Other Content and Applications -Call connect — Big Pond Apps & Services Narrow Band Transaction services — Sensis Online including interactive IT services Software solutions Managed Network Services Products 10% of Sales Revenue at Jun 06 Hosting 3% of Sales Revenue at Jun 06 PSTN (Basic, Local, LD) VoIP
Dialup Internet Access Mobile 3G voice Fixed to mobile calling Integrated Fixed-Mobile Mobile voice Broadband Access Print directories — ADSL, HFC, Satellite
Foxtel — FTTP Unbundled Local Loop — EVDO HSDPA IP Data 78% of Sales Revenue at Jun 06 9% of Sales Revenue at Jun 06
Growing new revenues from next generation platforms
Next IP™ Network — Next Dimension Working™
In the next dimension we are not limited by time, distance or devices

Traffic Growth
International Traffic Growth (CAGR 2006 — 2009)
Inbound international traffic into Australia
Sydney — Hawaii cable link
Increasing demand for international capacity from Australia to Asia & US
Broadband subscriber growth, bandwidth (speed) expansion and content rich applications driving much of the increased demand Building 9,000 km submarine cable from Sydney — Hawaii to meet increased demand Sydney — Hawaii cable is the largest ever built and owned by an Australian company
Investing now for the continued growth in internet traffic
Next G™ network leads the world
Peak Download Speed 1
14.4 Mbps
Mobilkom — Austria
ONE — Austria Telstra’s Next G™ network 49 HSDPA networks is the world fastest
Other
7.2 Mbps around the world nationwide wireless support peak Around 100 HSDPA broadband network network speeds of networks support Built in a record 10 months 3.6Mbps peak network Lower spectrum — better speeds of 1.8Mbps breadth and depth of 3.6 Mbps coverage 1.8 Mbps Lower operating/capital costs
(1) Global mobile Suppliers Association (GSA) — GSM/3G Market/Technology update — 30 April 2007

Where the competition is at...response to Next G™
Speed Coverage Response to Next G™ 1.9m sq km AVAILABLE NOW 98.8% population 3G market leader 14.4 Mbps • Greater in-building • 1.2m+ 3G customers, coverage with 850 415k Next G™ (at 13/2/07) 5,112 base stations • Launched HSDPA • 56% of population • Launched X-series 3.6 Mbps • 2,400 base stations • Only 2 HSDPA handsets available • Announced expansion to 3G • ~55% of population 1.8 Mbps • network to cover one third the • ~1,500 base stations coverage area of Next G™ • 55% of population 1.8 Mbps • ~1,500 base stations
Telstra’s Competitive Advantage -
Penetration of base: Next GTM v 3G 2100
3G 2100
9 FOXTEL by Mobile: 7% 9 FOXTEL by Mobile: 0.8% 4 new channels launched 9 Mobile Music: 24% 9 Mobile Music: 5% driving an increase in
9 Video Streams: 53% 9 Video Streams: 11% streaming minutes and customer take up Most popular channels are
Next GTM v 3G 2100 Usage (Oct — Dec)
Fox 8, Comedy Channel and 2100 11.3X Disney Channel Next GTM Increase in channel content: Simple Life & Jerry
7.4X Springer (FOX8); MAD TV (Comedy Channel) 3.3X

Market Based Management
Puts the customer at the centre of everything we do Extensive customer research
· 400,000+ customer interviews Created a dedicated SME unit
Collated detailed data on 7 consumer & 5 business segments MBM used to rebrand and refocus advertising Launched new products, including subscription pricing plans MBM initiatives helped reduce fixed-line churn in 1H
Future of MBM and Technology

The Future
TODAY THE FUTURE
To give the customer a powerful, seamless user One network, any device, optimal customer experience across all platforms and devices experience — Imagine the Possibilities™
Fixed line
Media comms company
Mobile Integrated next generations networks Seamless movement between devices
Broadband
& Data Integrated experience across devices & platforms Directories, info & search Real-time on demand experience
Individual controls the experience
Pay TV
Broadband Australia Campaign (BACK)
Broadband subscribers per 100 inhabitants, 2006
Initiative
Australia is lagging behind the world in broadband penetration
Broadband Australia Camp aign (BACK) launched 21st February to ‘kickstart’ the broadband debate BACK flyers sent to shareholders and customers Get active and join the broadband debate at www.nowwearetalking.com
Result
Broadband now key bipart isan election issue People are talking about broadband Signed up thousands of Telstra Active Supporters
Australia is in the broadband slow lane

Issues in the market
Issue Facts
$107m provision raised in FY06
CDMA migration Normal recontracts included in budget for year
Cheaper than 2100 handsets Range continues to grow, including 850 Handset Range recent launch of Samsung Blackjack 7.2Mbps devices available from June 07
Higher network peak speeds allows No devices capable of 14.4Mbps more customers to experience higher speeds
No change
Fibre-to-the-node (FTTN) In talks with, govt, opposition & others No competitive return, NO investment
Where are we at?
We still face risks and challenges, Only 17 months into 5 year but we are making good progress transformation
We need to keep ticking off proof points 9 Winning where it matters
· Broadband, 3G, online, integration Risks have not disappeared
- Regulatory 9 Continued transformation execution - Transformation execution But... • Next G™ and Next IP™ networks 9 Delivering financial performance •FY07 revenue and earnings guidance upgrade 9 Creating new opportunities •Evolution to media comms 8 Regulatory environment

Appendix
FY2007 Guidance and Long Term Management Objectives
FY2007 Long Term Management Objectives Revenue Growth of 2.5% to 3.0% Growth of 2.0% to 2.5%pa to FY10 New product N/A In excess of 30% of sales revenue FY10 revenue Depreciation & D & A similar to FY06 incl N/A accelerated Amortisation D & A of $300m to m N/A 2.0% to 3.0% Cost growth EBITDA N/A 2.0% to 2.5%pa growth to FY10 EBITDA Margin N/A 46% to 48%pa by FY10 Growth in range of +3% to EBIT +5% N/A EBIT (2H07) Growth in range of +37% to N/A +40% Workfor ce N/A Down 12,000 by FY10 Cash operating Range $5.4bn to $5.7bn due 10% to 12% of revenue by FY10 to capex transformation Intention to pay 14c final N/A dividend Divi dend N/A $6b to $7b by FY10 Free cash flow

3 May 2007	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
4th Floor, 20 Bridge Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215
ELECTRONIC LODGEMENT
Dear Sir or Madam
Transcript from Telstra presentation to the Macquarie Australian Conference, Sydney
I attach a copy of the transcript from yesterday’s presentation by John Stanhope, Chief Financial Officer to the Macquarie Australian Conference, for release to the market.
Yours sincerely

Douglas Gration
Company Secretary
Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

MACQUARIE AUSTRALIAN CONFERENCE
CFO TRANSCRIPT
2 MAY 2007 — SYDNEY
ANDREW LEVY: John joined Telstra 40 years ago and since that time he’s worked in pretty much every role across Operations and Finance. In 1995 he was appointed Director of Finance and in 2003 he was appointed to his current role as the company’s CFO. He is a Director of Telstra Super, Telstra Clear, Sensis, SouFun, Reach, and the Chairman of CSL New World Mobility, and I’ve just found out he’s a coterie member of the Geelong Football Club as well, and across all his roles, John is now part of an executive team that is implementing and overseeing, you know, an all-encompassing transformation program that is pretty much re-shaping the way Telstra does business, and in many ways is leading the world in terms of what it’s trying to achieve.
So on that note I’d like to call John up to talk to you.
MR STANHOPE: Thanks very much Andrew and good morning everybody. I’m going to have to scratch that zero off the 40 years I think. And one of my least successful activities is the Geelong Football Club, unfortunately. I’ll just make sure this thing works for me. How about that. Okay.
Well here we are at the start of May and I’ve not got a lot of new news for you, but hopefully I can expand on where we are with our transformation and I’m sure people are interested in Broadband as well. We seem to get headlines, particularly in The Australian newspaper.
So I’d really like to start today with a brief re-cap of our transformation. You probably will know a fair bit of this, but it’s important just to get this context, and of course we have the usual disclaimer there.
November 15 was sort of Watershed Day in 2005. It was significant in the history, or the 106 year history of Telstra. It was the day we did announce our five year transformation strategy. Prior to this date I think, if you followed Telstra for any period of time you would have realised that we had our high margin PSTN revenue and market share in decline, our costs were growing, our new revenue was minimal, we had too much complexity with three mobile networks, two transmission core networks, over 1200 IT systems and so on, and we basically had too much of everything, plus some more. And we weren’t close enough to our customers, so we didn’t understand our customers well enough. So that really translated into our customer service being below par.
Clearly that was an unsustainable position to be in and we needed to transform the business and we needed a plan for the future.
We recognised Telstra had to compete in a new world, not just against traditional Telco providers operating locally, but against global media comms business, as this business that we are in starts to converge.
As a result we developed a comprehensive five year transformation strategy and in a nutshell, this transformation strategy is about giving our customers a powerful, seamless user experience. It’s about integration across devices and platforms giving customers the one click, one touch, one button, one screen, one step real-time user experience, and we’ve already found that that is what customers have warmed to, particularly in the next G, and I’ll talk about that a bit later.
It’s about growing revenue from next generation platforms and cutting the costs in the company as we remove that complexity that I was talking about. It’s also about building competitive advantage because we were very much like our competition, and I’ll touch on how we’ve done that already in Next G, and now, Next IP networks.

It’s all about delivering customers new experiences and creating long term value for our own shareholders.
The scope and scale of the transformation is unmatched anywhere around the world, and we are setting the new world benchmark.
So, progress to date. When I spoke at this Conference last year we were only a few months into the transformation, and we tend to forget it is a five year journey. We even tend to forget that inside the company. But it is a five year journey and it has well laid out steps.
We’re now 17 months in and we are ticking off the proof points one by one as we said we would, and as we said we needed to. Because when we introduced this transformation strategy there was a lot of disbelief.
So we are winning where it matters. We’re winning in each of the key markets. So we’re doing the transformation and also winning in the market. I mean, you can do a transformation and your financials don’t improve; hey. You’ve got to ask yourself why you are doing it.
So we are winning in the key markets. We are the 3G market leader within excess of 42 per cent market share, and that was achieved four months ahead of our May target. We expected to be there about now, and we were four months ahead of that.
Our $20 3G ARPU uplift, which is the difference between 2G and 3G, is driven by data use with non-SMS data ARPU up 74 per cent. We continue to take a disproportionate share in Broadband; market share was up another percentage point to 45 per cent at the half-year close 31 December 2006. The average revenue per user held for the first time since Broadband was launched, with the first half average revenue per user of $49 flat on the second half ‘06. And it’s grown since the launch of high speed plans.
The PSTN revenue. That chestnut. That revenue decline slowed further to 5.6 per cent compared with the 7.6 per cent in the first half of ‘06, and total line loss was only 0.8 per cent since June, and that is a best in class performance if you look around Telcos around the world.
We’ve held our residential lines, or our consumer lines, steady since June and we posted positive competitor churn, so starting to win basic access lines back. And we recorded market share gains for the first time since competition began.
So what about this transformation? We have made good progress in executing our transformation. You can see it on this slide. I’m not going to go through every point on this slide. And I’m pleased to say we’re on track to meet our key milestones over the remainder of this calendar year. Last week you saw we announced the launch of the Next IP network. A key part of our wireline transformation.
So whilst this thing is not absolutely sequential, things are happening in parallel. Wireless is really first, and the Next IP wireline core has been second, and as I say, we announced that. And I’ll provide some more details on the Next IP network shortly.
In October last year we launched the 3G 850 network which we call Next G. The world’s fastest national wireless broadband network. And I mean that. It is the worlds fastest.
In February this year we increased the range and turbo charged the Next G network when we announced we had quadrupled network capacity to 14.4 megabits per second nationally, a world first, and extended the network range capability from — this is from the base stations, from 80 kilometres to 160 kilometres everywhere, obviously subject to some of the geographic conditions, and in some locations, 200 kilometre range from a base station.

We’ll deliver the first release of our major IT capability at the end of calendar 2007, and I know people are watching what we do with IT with great interest, as it is perceived to be the highest risk area, and with reasonable grounds. But we are on track to deliver that, and the second release will follow in late calendar 2008.
So you can see we’ve been busy, but there’s plenty more to come.
So the building blocks are in place. We’ve been able to achieve a lot in a short space of time by putting in place those building blocks, and it is a very programmed, and that’s why we have a program office, programmed transformation.
So underpinning this future we’ve developed a new operating model, and I have spoken about this before, but I have to keep reminding people about what do you get at the end of this?
The operating model splits out product and service revenues in a traditional and new, and it further splits them on a network basis, traditional and next generation. And I think I may have talked about this at this conference last year, but it is important to understand that this is why we’re doing this transformation. To get to this end point.
The bottom right quadrant is about re-engineering opportunities. This means traditional access and voice type products being delivered over Next Generation Networks and it costs less to do so. For example, VoIP, Mobile 3G, Broadband access, IP data, you can see them up there.
The top right-hand quadrant there is about inventing opportunities or it’s the innovation that comes from what we are building. Now this means new products and services being delivered over these Next Generation Networks, and it’s things like IPTV, video calling, more and more applications that are bandwidth hungry and need the bandwidth that these networks will provide.
In combination, so these two right-hand quadrants, we refer to those as our new revenues. And you can see there — well it’s pretty difficult to read, I know, but right now we are at about 12 per cent of the base of our revenues, are the two right-hand sides, and we expect that and our long term objective is that to be more than 30 per cent of the base by fiscal year 2010.
This new revenue generation will result in a change in the economics for delivery of the products and services, and therefore changes the cost structure and lead to the maintenance of margins.
Now we’ve got a margin, long term objective 46 to 48 per cent. Now why I say maintenance of margins, that’s exactly where we were ‘04/‘05. So you might say — you can argue getting back to where we were or I would argue pre-transformation maintaining the level of margins.
So you can absorb price competition, you can absorb the pressure in the market and still deliver those sort of margins because you are building a lower cost infrastructure.
So Next IP. With the launch of the Next IP network last week and the Next G network back in October ‘06, we can offer our customers now the opportunity to eliminate time, distance and device constraints.
The Next IP network is not limited to the big end of town, as a lot of people think, but also benefit our small to medium sized enterprises. To demonstrate this I thought I’d just show you a video, if we could just play the Next IP video.
DVD PLAYED
Okay. There’s quite a bit of technology lingo in there, but the bottom line is that with the products and services that we can deliver over this Next IP Network, our customers actually can increase revenues and decrease their costs and reduce the capital expenditure that they needed once to spend, and increase their earnings, improve their own customers’ experience.
Fundamentally there’s a lot of networks out there, they have to buy bits and pieces to put on the end of it, I’m trying to de-technical this story. So it costs them less because we’ve got this thing, what we call the multi-service edge, and it’s as the words describe; there’s multiple services that can come into this one point and they don’t need all the things that they used to need to be able to operate their business. It simplifies the business for us as well.
Next IP will also help us reduce the network complexity and ultimately reduce costs as we migrate customers off all the fixed legacy networks that were spoken about in that DVD, to the new IP core and the multi-service edge that I just talked about.
So, you know, if you look at the history of Telstra, you know, we’ve got a lot of what I call the “N’s”; special services network, digital data networks, ISDN. Lots of “N’s”. All those N’s start to go away. And obviously, as they go away, it reduces not only the expense of running them, but it also — you know, we’ve been spending Capex on adding, enhancing, and so that all goes away as well.
In the IP world the intelligence resides in the network. New applications and services can be brought to market quickly and at a lower incremental cost, and that’s the new operational model.
So you’ve got here some of the logic behind how we get to that economic model. That’s the Next Generation Network.
I just thought I’d touch on this because since the half we have announced and talked about us building a Sydney/Hawaii cable link.
As the number of Broadband customers continue to grow, so does their appetite for more band width, of course, driven by the ever-increasing new content and applications that come to market, and they are delivered over these Next Generation platforms. But I just give you an idea; about 70 per cent of the Internet traffic out of Australia goes to the US. And so to have a pipeline or a cable to the US, or several for that matter, is very important. So in order to meet that demand, manage the costs effectively, we are investing in a submarine cable between Sydney and Hawaii. I’m not going to tell you how much, but the numbers bandied around in the press are too high.
This investment will reduce our reliance on third parties for band width. Right now the capacity out of Australia is filling up and we are having to use some Southern Cross capacity which has a partnership group that contains our competitors, and as the supply and demand equation starts to work, it’s starting to cost us too much money to take traffic out of Australia, so we’ll build our own. So it really is targeted at reducing our costs and meeting the demand, of course.
In addition we are one of 17 companies investing in a new submarine cable from Asia to West Coast US via Hawaii, which will also go through Guam, which just happens to be an interesting central point, but our Australia/Japan cable also goes through Guam so you can see there is a connection possibility there for us.
Let me just talk a little bit about Next G. Telstra has set the new benchmark in wireless broadband. Not just in Australia but, as I said before, in the world. We have the world’s largest and fastest national wireless broadband network with those speeds I mentioned; 14.4 megabits per second.
We launch Next G in just 10 months, and for a country the size of Australia, that’s pretty impressive. So you can understand why other Telcos around the world are looking to us for guidance, and our vendors are using Australia and Telstra as a reference site because we are ahead of the pack.

The Next G network is actually a data network which is optimised for voice, so rather than the old networks where most other networks around the world are voice, networks modified for data. So what does that mean? It means that the 3G 850 network is more efficient, leading to lower network operating costs and the competitive advantage that it brings. Next G is a powerful force in the marketplace and it has changed customer behavior. It is proving to be a growth opportunity for us.
But can the competitors match or better us in wireless any time soon? Well the answer’s probably not. Not in the short to medium term anyway. Because we will continue to set new benchmarks. We have a plan for the future. By 2009 we expect peak network speeds to be around 40 megabits per second. While our competitors are assessing technology and issuing press releases, our customers are already experiencing the next wave of speed and content not seen in Australia before. We are leading the world.
Our Next G network operates over the 850 megahertz spectrum band which gives our customers the greatest breadth and depth of coverage of any 3G Network in Australia. Not only that, we have over 5000 base stations, which means we cover 98.8 per cent of the population. The competitor response so far falls short of matching the advantages Next G delivers us, and that’s what they say they’re going to do. What they’re going to do doesn’t match.
Wireless is the future and we do understand the future.
The competitive advantage is in the market now and it is delivering results. As of mid February we had 415,000 Next G customers and we are at a run rate of about 100,000 per month coming onto the Next G network.
Penetration of our content and applications is higher for Next G customers than the traditional 3G2100 networks that are out there which everybody else has. Our usage pattern shows the overwhelming adoption of services on the Next G network. On average each Next G customer makes 11 times more video calls than the other 3G networks, three times more music downloads, two times more game downloads and seven times more video streams than customers on the other 3G networks. Well, on our 3G network. Which is also out-performing others.
What this shows is that it does make a significant difference being higher speed, real time via one touch, one screen, one click, one button experience, making it easy for the customer.
Moving away from the network a bit, wireless and wireline, let me just touch on market-based management. It is an important part of transforming a company, one that doesn’t get a lot of discussion, but we have been organised now for some time and resourced in and focused on seven consumer segments and five business segments. We have depth, linkages and reach that no other Australian media comms company can match into the customer base with the extensive research that we have. And this is how we are competing and this is how and why some of those earlier figures on basic access that I was talking about, this is one of the reasons we can achieve these sort of numbers or this sort of turn-around.
We can create dynamic user profiles that are based on contextual and cookie-based behavioral targeting, which still meet privacy commitments to our customers. For example, we can serve hotel advertisements to someone who is looking at one of our websites, such as Citysearch, because we know they were researching accommodation on another one of our websites, GoStay earlier that week.
We’re connecting buyers and sellers, we’ve targeted information, we know how to find them, we know how to talk to our customers.
What you can see behind me here on the slide is a dynamic billboard advertising signage that displays different ads depending on who is nearby, based on a mobile location and segmented profile information. So this person passes this billboard, we can flick onto the billboard something that’s of interest to that person’s profile.
We are identifying ways in which existing and Next Generation technologies can be used to deliver new applications and services that meet the needs of the identified segment and the person.
The possibilities are endless. Really they are only limited by your imagination. You’ll see the various billboards there.
At Telstra we’re not only transforming the business, we are creating a new business. A new media comms business because the business is converging.
Telstra has such a deep array of assets we can go between screens, we can provide content to end users irrespective of whether they’re looking at a PC, a PDA, a mobile phone or a TV. We have the scope to compete by innovating.
By 2010 consumers will demand a one command real time environment. The future is all about high speed broadband and integration of products that allows the consumer to move seamlessly between devices. It’s about greater bandwidth capacity to handle the increased demand.
The future will be location, device and context neutral. By 2010 consumers will access HFC or FTTN, if it’s built, and it will do everything, driven by three key experiences that determined the relationship between people, time and the place, integrated experiences across devices and platforms, real time on demand experience for instant information gratification, overcoming time and distance boundaries. And the ability for individuals to control the experience with information on their terms and in their format.
The future is about knowing customer preferences, anticipating future wants and satisfying them by reaching customers real time on their time and on their preferred device in their preferred format.
That’s the future, but this future is dependent on high speed fixed line Broadband.
As you can see, we understand the future and we’ve had a plan for the future. We have a plan for Australia. Our plan involves investing around $4 billion in fibre-to-the-node network. The network will be open to our competitors, so not like what you read in some of the press, “Telstra wants to return to the monopoly”, the network would be open to our competitors provided we can earn a competitive return for our shareholders. We have held that position, now, for nearly two years.
So why fibre and not wireless? You just heard me say that wireless can get up to 40 megabit speeds. Well the speeds consumers will demand to access content applications and services over the Next Generation platforms can only be delivered consistently on fibre.
For example, on demand high definition TV requires between 6 to 10 megabits per second, recording for high definition TV requires 6 to 10. High definition gaming requires about 5 megabits. And by the way, multi-channel IPTV takes about 25 megabits per second. So when you multiply those requirements by the average number of users in a household, you can imagine that average household speed requirements can easily surpass 50 megabits per second.
However, our ability to invest in nation-wide high speed fixed broadband network and deliver a broadband future for all Australians, is in the hands of the Australian Government and regulators.

We are being left behind the rest of the world. To end the broadband drought we have launched the Broadband Australia Campaign, which we call BACK, which aims at educating the Australian public. We’ve set flyers to our customers and to our shareholders over the past few months, and yes, it is designed to put pressure on both sides or all sides of politics. Because we do believe this is what Australia needs as a nation.
Australians like being number one, but when it comes to broadband we’re not even in the top 20 for broadband speeds and we just make up the top 20 for broadband customers per 100 people.
So I encourage you all to join the Broadband debate. It’s on the front page of The Australian.
Since the half year results the same questions keep arising from investors and analysts, so I’m going to just address some of those.
CDMA migration. Okay, so you’ve built a Next G. What about this CDMA network? As part of the $427 million redundancy and restructuring provision that we raised at the last full year, over $100 million related to CDMA migration. But people ask me, “Well, how can you migrate 1.7 million CDMA customers for only $100 million? It can’t be done.”
What is important to remember is we have CDMA customers coming out of contract during this year and as a result we will re-contract those customers out of the current year budget and not the provision, and they won’t be offered CDMA. We’re not selling CDMA any more. So there is a natural migration taking place.
Not only this. The migration has already started. I won’t tell you how many numbers per week. It’s a high number and increasing. And people are migrating because they see the value that Next G has to offer and what it provides them, in terms of the breadth and depth of coverage, the applications and content and how easy it is to use compared to CDMA.
The 850 handset range is also another question often raised. We launched Next G in October with four handsets and one PDA. We now have 13 handsets and 13 data devices. So I wouldn’t say we’ve got a limited handset range. In fact our range is only going to increase, as you will have seen with the recent launch of the Samsung Blackjack, and we should have a 7.2 megabits per second device available by June this year.
The other question we get as well, “Okay, so you’ve built the network at 14.4 megabits per second speeds, but you’ve got no devices at 14.4 megabit speeds.” As I’ve said, the Next G network is the fastest wireless broadband network in the world and you may be sitting there trying to reconcile the difference between that network speed and the handset speed.
Our current network speed of 14.4 megabits per second just simply allows more of our customers to experience the higher network speeds. And if handsets today — this handset today is operating at 3.6 megabits per speed, obviously four times that is 14.4, and that’s the speed with which the data goes through the network.
Fibre-to-the-node. Lots of questions about fibre-to-the-node. Lots of questions being asked in press articles. We are still talking to the Government, the Opposition and others. But let me be clear. There is no change in Telstra’s position. If there is not a competitive return for our shareholders, then we will not invest.
So before I close and open for questions, just let me re-cap.
We still face risks, such as regulation in particular and execution, of course, of the transformation, and transforming to a new media comms business. But we are moderating these risks, and obviously we’re moderating them by ticking off the proof points.

We saw this last week with the launch of Next IP network, and it’s slightly ahead of time, and back in October the launch of the Next G network. And we’ll further reduce this risk with our IT transformation release at the end of ‘07.
We are not only building networks, we are also changing the game in the market, and winning in the key areas of mobiles, on line and broadband. We’re also delivering, and this is important, on our financial performance, there’s evidence at the half-year results we lifted our fiscal ‘07 revenue and earnings guidance and we’ve not changed our 2010 long term management objectives.
By 2010 we will be firmly established as Australia’s leading, fully integrated media communications company. Thank you. I’ll open it for questions.
ANDREW LEVY: Thanks a lot John. I might just kick it off with a question, unpredictably on fibre-to-the-node, but the Opposition have a plan, if they come into power, that would see them co-own a new network with yourselves or somebody else if they bid for it successfully, I was just wondering what Telstra’s opinion on the viability of that is and how favourably or otherwise you’d see that?
MR STANHOPE: Well let me firstly say we welcome the Opposition raising and having a position on fibre-to-the-node or broadband in Australia. We welcome it because it has raised the debate and it’s clearly put it on the table as an election issue, so that’s great.
We don’t like the aspect of the proposal which is part public, part private. As you can imagine, I’ve spent the last 10 years trying to get out of public ownership and we don’t really want to go back there.
Now we think the right way to do it is to incent private enterprise, that’s now us, and others, to build this with a regime that incents the investment. And, you know, if that takes us to uneconomic areas, there are other ways to address uneconomic areas other than the Government owning the network. The current Government has been doing that by, you know, broadband connect programs and so on. And we think that’s still an appropriate mechanism. So we don’t like the public/private ownership element of their proposal.
ANDREW LEVY: There are a couple of microphones around the room, so we’ll take questions from the floor.
AUDIENCE MEMBER: John, you’ve spoken, obviously, today about the very large capital investment that Telstra’s currently going through. Analysis would suggest that at the moment that capital investment, after dividends are paid, are causing Telstra to cash burn, to raise an old term. Could you give us some view as to when you would think that capital investment relative to cash flow might equalise and we might actually start to see some improved cash flows after dividends?
MR STANHNOPE: Yes, I’ll say two things about it. We have said that this fiscal year, ‘06/‘07, is the biggest cash burn year. And then our free cash position, or our cash position will improve. We’ve also said that fiscal year 2010 we believe that we will be back at levels of between $6 and $7 billion free cash flow.
Now I’m not going to tell you exactly when that cross-over point is that we stop borrowing, but you know, we are borrowing, as you suggest, fairly substantially this year because we have got a five and a half billion dollar Capex program going on this year. But that will decline next year and we will start to be cash self-sufficient soon.
AUDIENCE MEMBER: Sorry, could I just follow up with that question. Is the current level of cash burn, given those plans, as you would have expected?
MR STANHOPE: Yes.

AUDIENCE MEMBER: Are you prepared to answer, better or worse?
MR STANHOPE: It is as expected so, you know, there is no variation to our guidance on capital expenditure for this fiscal year, which was between $5.4 and $5.7 billion.
AUDIENCE MEMBER: John, over the next 12 months, I suppose, where should we really look for the cost outs of the business, as you start going through transformation and switching off different systems and networks and those kind of things, but you know, come, I guess, your next two results, which are the main areas do you think that the costs will start to be coming out?
MR STANHOPE: Yes. Look, I tried to give some indication at the half year results announcement of the sort of time sequence of the costs coming out. You know, whilst we have done the IP core and we’ve announced Next IP and it does allow you to take out all the N’s that I was talking about, ISDN and so on, you just can’t switch them off the day you launch your new network. And the reason is a customer reason. You really have to migrate your customers across to the new services. And, you know, as CFO of the company, I also want to make sure the migration is at least revenue neutral and/or better. And in my view it ought to be better because we are actually offering more value to the customers with the new network offerings that we’ve got, both Next G and Next IP, and why would the customers want to pay more? Because the savings that they get from the simplification, “Hey, let’s share them”. It sounds fair to me.
So it takes a little bit of time, is what I’m saying. So I still would — we are still on track to get our head count reduction. Remember our guidance is 6,000 to 8,000 by the end of this next fiscal coming up, ‘07/‘08. We’re still on track to do that, and most of that will come from productivity, that we’re still doing some IT things. While I say to you, the main release is at the end of this calendar year, we’re still taking, you know, the smaller systems out and so we still can get productivity improvement. And it will mostly be from that before we get the big chunks out from less operating and support costs of systems and networks.
ANDREW LEVY: Is there time for one more from the floor? I might throw one up then. I’d be interested, John, in your thoughts on Telecom New Zealand’s recent comments that they’d be willing to sell part of their network to their competitors. (a) is that something that Telstra would look at as an investment, but just generally, you know, the concept of what they’re trying to do?
MR STANHOPE: Well we’d have a look at anything that’s worthwhile. It depends what part of the network they want to sell. Obviously, you know, we’re building towards a new Next Generation network here. I wouldn’t see too much sense in buying an old run-down network. So, look, I don’t know what the offer is, but you always have a look at what’s on the table.
ANDREW LEVY: All right. Thank you very much, John, for your support at this Conference again and your time today.
MR STANHOPE: You’re welcome. Thank you.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration Name: Douglas Gration
Title: Company Secretary

Date: 31 May 2007